SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2013
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

Publicly-held Company

CVM registration no. 1431 - 1

SUMMARY OF THE 141st

ANNUAL BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, in the city of Curitiba, state of Paraná. 2. DATE AND TIME: June 19, 2013 – 2:30 P.M. 3. PRESIDING: MAURICIO SCHULMAN – Chairman, LINDOLFO ZIMMER – Executive Secretary. 4. AGENDA AND RESOLUTIONS TAKEN:

I.	Presentation of the Financial Statements for the first quarter of 2013;
II.	Approval and ratification of the proposal for settlement of "CRC" by the State of Paraná, with maximum discount of ten percent (10%);
III.

Approval of the acquisition, by Copel, of 100% of the stake of Salus Fundos de Investimentos em Participações, successor of Casa dos Ventos Energias Renováveis Ltda., in the following wind farms: Euros IV, Asa Branca I, II and III, Santa Maria, Santa Helena and Santo Uriel, in Rio Grande do Norte, totaling 183.6 MW;

IV.	Approval of the proposal for ownership interest of Copel in UHE Baixo Iguaçu;
V.

Approval and ratification of the provision of guarantee, by Copel Geração e Transmissão S.A., for SPE Transmissora Sul Brasileira S.A. - TSBE, in the amount of thirty million reais (R$30,000,000.00), referring to its ownership interest of twenty percent (20%) in TSBE;

VI.	Approval of submission to the Shareholders’ Meeting of proposal for the creation of a Telecommunications Department in Copel Holding;
VII.	Approval of the extension of the Tarifa Rural Noturna program until December/2014;
VIII.	Presentation of the Report of Monitoring of Time and Topics of the Board of Directors;
IX.	Presentation of information regarding the abdication of partnership with Energisa S.A. for negotiation/acquisition of assets of Grupo Rede; and
X.	Presentation of information regarding the exit of Copel from the process for acquisition of ownership interest of Petróleo Brasileiro S.A. - Petrobras in Brasil PCH S.A.

5. ATTENDANCE: MAURICIO SCHULMAN – Chairman, LINDOLFO ZIMMER – Executive Secretary; CARLOS HOMERO GIACOMINI, JOSÉ RICHA FILHO, MARCO AURÉLIO ROGERI ARMELIN, MAURÍCIO BORGES LEMOS, NATALINO DAS NEVES NEY AMILTON CALDAS FERREIRA and PAULO PROCOPIAK DE AGUIAR.

The full minutes of the 141st Annual Board of Directors’ Meeting of Copel were drawn up in the Company’s records, book number 6, filed with the Paraná State Registry of Commerce under number05/095391-5 on August 8, 2005.

LINDOLFO ZIMMER

Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 19, 2013

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.